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04 APR 12 AM 7:21

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Computershare Trust Company of Canat
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M5J 2'
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04024272

April 2, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The TSX Venture Exchange
U.S .Securities & Exchange Comission

SUPPL

Dear Sirs:

Subject: **Altai Resources Inc.** Revised
Notification of Meeting and Record Date

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	: Altai Resources Inc.
2.	Date Fixed for the Meeting	: June 18, 2004
3.	Record Date for Notice	: May 12, 2004
4.	Record Date for Voting	:May 12, 2004
5.	Beneficial Ownership Determination Date	: May 12, 2004
6.	Securities to Vote	:Common
7.	Securities Entitled to Notice	:Common
8.	Business to be conducted at the Meeting	:Non-Routine
9.	Cusip	:02136K108
10.	ISIN	:CA02136K108

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Yours truly,
Computershare Trust Company of Canada

dw
4/14

("Signed Carol Allen")
Assistant Account Manager
Stock Transfer Services
Tel (416) 263-9688